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                              May 1, 2024

       Eyal Perez
       Chairman of the Board
       Genesis Growth Tech Acquisition Corp.
       Bahnhofstrasse 3
       Hergiswil Nidwalden, Switzerland

                                                        Re: Genesis Growth Tech
Acquisition Corp.
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed April 22,
2024
                                                            File No. 001-41138

       Dear Eyal Perez:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

       General

   1.                                                   We note your response
to prior comment 1 and your statement that    Genesis Sponsor and
                                                        its affiliates    total
potential ownership interest in the combined company would be
                                                        $2,823,797,750.
Please revise to address the assumptions made by the company in presenting the $2.8
billion valuation. We note that the portfolio of patent assets and other intellectual property
was purchased for $21 million and that the company is only in the process of preparing to
commercialize those assets and, to date, the company has not generated any revenues.
       Summary
       Anticipated Accounting Treatment, page 28

   2. We note your revisions to your filing in response to prior comment 3. Specifically, we note you have reflected
the Warrant Exchange Agreement as a deemed dividend of
                                                        approximately $2.6
billion. Please address the following:
                                                            Please tell us how
you determined the value of the 221,281,250 Class A shares
 Eyal Perez
Genesis Growth Tech Acquisition Corp.
May 1, 2024
Page 2
          should be based on the trading price. Within your response, please address your consideration of the number of shares to be issued (i.e. 221,281,250 Class A shares)
          relative to the number of currently outstanding shares (i.e. 81,520 Class A shares and
          6,325,000 Class B shares). Please also address your consideration of the relatively limited operations of your business to date. Finally, please address what consideration you gave to the lack of revenue-producing activity of the Contributed Assets prior to the transaction and that such assets have not yet been monetized by MindMaze or by
          Genesis Sponsor, as you have represented to us in your response to our comment 1 from our letter dated January 12, 2024.
          Please tell us how you determined the Warrant Exchange Agreement should be reflected as a deemed dividend and not as compensation. In this regard, please tell us what consideration you gave to such transaction being compensation to the sponsor
          (i.e. a finder's fee) for the Business Combination.
      Within your response, please reference any authoritative accounting literature management relied upon.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameEyal Perez
                                                           Division of
Corporation Finance
Comapany NameGenesis Growth Tech Acquisition Corp.
                                                           Office of Real
Estate & Construction
May 1, 2024 Page 2
cc:       Andrei Sirabionian, Esq.
FirstName LastName